SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated May 10, 2024 “OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2024”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: May 10, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 31 MARCH 2024

The operating update of the Company for the quarter ended 31 March 2024 is as follows:

		QUARTER ENDED	QUARTER ENDED	% change
		31 MAR 2024	31 DEC 2023
Production
Gold produced	kg	1,227	1,263	(3%)
	oz	39,449	40,606	(3%)
Gold sold	kg	1,218	1,268	(4%)
	oz	39,160	40,767	(4%)
Ore milled	Metric (000't)	5,330	5,533	(4%)
Yield	Metric (g/t)	0.230	0.228	1%

Price and costs
Average gold price received	R per kg	1,256,579	1,191,703	5%
	US$ per oz	2,071	1,979	5%
Adjusted EBITDA *	Rm	494.5	441.1	12%
	US$m	26.2	23.5	11%
Cash operating costs	R per t	190	186	2%
	US$ per t	10	10	—
Cash operating costs	R per kg	816,042	803,459	2%
	US$ per oz	1,345	1,334	1%
All-in sustaining costs **	R per kg	912,695	940,794	(3%)
	US$ per oz	1,504	1,562	(4%)
All-in costs **	R per kg	1,190,070	1,157,311	3%
	US$ per oz	1,962	1,922	2%

Capital expenditure
Sustaining	Rm	50.5	108.7	(54%)
	US$m	2.7	5.8	(53%)
Non-sustaining/growth	Rm	334.3	271.4	23%
	US$m	17.7	14.5	22%
Average R/US$ exchange rate		18.87	18.73	1%

Rounding of figures may result in computational discrepancies.
* Adjusted earnings before interest, taxes, depreciation and amortisation ("Adjusted EBITDA") may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial Reporting Standards (IFRS) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

The long awaited 4L3 and 5L27 sites at Ergo Mining Proprietary Limited ("Ergo") were finally commissioned during the latter half of January 2024. This was an important development since Ergo had by December 2023 depleted the clean-up and legacy sites from where it reclaimed material to supplement the shortfall in planned throughput while awaiting regulatory approval and addressing community disruption during the preceding months. Throughput for the quarter was 4% lower than the previous quarter, largely due to a poor January, but the trend reversed after commissioning, and with a strong finish toward the end of March, Ergo is set up favourably for the final quarter, barring the unexpected.

Gold production for the quarter was 3% lower than the previous quarter at 1,227kg while yield was 0.002g/t higher at 0.230g/t. Gold sold decreased by 50kg to 1,218kg.

As a result of the above, cash operating costs per kilogram of gold sold increased marginally from the previous quarter to R816,042/kg, with cash operating costs per tonne of material also increasing marginally to R190/t.

All-in sustaining costs per kilogram was R912,695/kg, decreasing quarter on quarter mainly due to a decrease in sustaining capital expenditure in comparison to the previous quarter. All-in costs per kilogram was R1,190,070/kg increasing quarter on quarter mainly due to an increase in non-sustaining capital expenditure associated with the solar project.

Adjusted EBITDA increased by 12% from the previous quarter to R494.5 million primarily due to an increased gold price received.

An interim cash dividend of R172.3 million was paid for the six months ended 31 December 2023, leaving cash and cash equivalents up by R56.1 million to R1,585.5 million as at 31 March 2024.

The cash generated during the current quarter will, inter alia, be applied towards the Company’s extended capital expenditure programme for the remainder of the financial year ending 30 June 2024.

With production tracking positively and barring any unforeseen events, the Company remains in a favourable position to consider declaring a final cash dividend in August 2024.

In the Company's 2023 condensed consolidated unaudited interim results for the six months ended 31 December 2023 ("HY 2024"), published on 14 February 2024, the Company indicated that it would remain within range, albeit at the lower end of the production guidance for the financial year ending 30 June 2024 of between 165,000 ounces and 175,000 ounces. Although an increase in tonnages has been observed towards the end of the quarter ended 31 March 2024, the Company may fall marginally short of its production guidance due to new reclamation sites commencing production later than planned. As a result of the expected decrease in gold production, the Company may marginally exceed the revised cash operating unit cost guidance of R800 000/kg, as published in the HY 2024.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
10 May 2024

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